UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 16, 2025

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	88-4084839 (IRS Employer Identification Number)
5227 N. 7th Street Phoenix, AZ (Address of principal executive offices)	85104 (Zip Code)

602-714-1555
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.Other Events

Investment in Real Estate Vehicle

The Company has invested into the venture described below.

NAME OF PROJECT ENTITY	Venture on Elden LLC
TYPE OF ENTITY	Limited Liability Company
STATE OF FORMATION	Arizona
ADDRESS OF PROJECT ENTITY	5227 N 7th St Phoenix, AZ 85014
DESCRIPTION OF REAL ESTATE PROJECT	Multifamily
LOCATION OF PROJECT	201 S Elden St, Flagstaff, AZ 86001
PURCHASE PRICE	$5,100,000
PROPOSED FINANCING OF PROJECT	Bank Loan: $2,200,000 Equity: $2,900,000
NATURE OF COMPANY’S INTEREST IN PROJECT ENTITY	Limited Liability Company Interest
AMOUNT OF ACTUAL OR ANTICIPATED INVESTMENT	$134,600
FEES AND COMPENSATION TO SPONSOR

Asset Management Fee:  The Manager will receive an annual asset management fee equal to 2% of the aggregate capital accounts of the investors.

Acquisition of Property:  The Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 16, 2025.

NV REIT LLC

By:  Neighborhood Ventures, Inc., as Manager

By/s/ Jamison Manwaring

Jamison Manwaring, Manager

DATED:   April 16, 2025